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EXHIBIT 21.1 -- LIST OF SUBSIDIARIES OF THE REGISTRANT

At December 31, 1999, the Registrant owned all of the issued and outstanding capital stock of (1) Great Bay Power Corporation, a New Hampshire corporation,
(2) Little Bay Power Corporation, a New Hampshire corporation, and (3) HoustonStreet Exchange, Inc., a Delaware corporation. As of March 27, 2000, the Registrant owned approximately 53% of the issued and outstanding capital stock of HoustonStreet Exchange, Inc. (giving effect to the conversion into HoustonStreet Common Stock of all issued and outstanding shares of HoustonStreet Preferred Stock convertible into HoustonStreet Common Stock).

Great Bay Power Corporation conducts business only under the business name of Great Bay Power Corporation. Little Bay Power Corporation conducts business only under the business name of Little Bay Power Corporation. HoustonStreet Exchange, Inc. conducts business only under the names HoustonStreet Exchange, Inc., HoustonStreet and HoustonStreet.com.